Galaxy Payroll Group Limited

September 9, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Brian Fetterolf
Donald Field
Stephen Kim
Adam Phippen

Re:	Galaxy Payroll Group Limited
Registration Statement on Form F-1, as amended
Initially Filed on December 28, 2022
File No. 333-269043

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Galaxy Payroll Group Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on Tuesday, September 10, 2024, or as soon thereafter as practicable.

The Company acknowledges that: (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

Galaxy Payroll Group Limited

By:	/s/ Wai Hong Lao
	Name:	Wai Hong Lao
	Title:	Chief Executive Officer

Cc: Elizabeth Fei Chen, Esq.